Exhibit 99.1

ATA Reports Fiscal 2017 Fourth Quarter and Year-end Financial Results

Company to Hold Conference Call on Thursday, June 1, 2017, at 8 p.m. ET

Beijing, China, June 1, 2017 (NY) / June 2, 2017 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), leading provider of advanced testing technologies and testing-related services in China, today announced preliminary unaudited financial results for its fiscal fourth quarter and year ended March 31, 2017 (“Fourth Quarter 2017” and “Fiscal Year 2017,” respectively).

Fiscal Year 2017 Financial and Operating Highlights (percentage changes and comparisons against the fiscal year ended March 31, 2016 (“Fiscal Year 2016”))

•                  Declared a cash dividend of US$0.205 per common share, or US$0.41 per American Depositary Share (ADS)

•                  Record net revenues of RMB472.4 million (US$68.6 million), a 13.2% increase from RMB417.1 million, met the Company’s previously raised net revenue guidance range of RMB455.0 million to RMB475.0 million and was primarily driven by increased volumes from new and existing exams in both public and private sectors

•                  Gross profit of RMB232.5 million (US$33.8 million), an 11.2% increase from RMB209.1 million

•                  Income from operations of RMB71.8 million (US$10.4 million), an increase of 38.8%

•                  Net loss attributable to ATA Inc. of RMB9.7 million (US$1.4 million), compared to net income attributable to ATA Inc. of RMB26.1 million, due to an accrual of RMB22.6 million in dividend withholding taxes, as well as impairment losses associated with the Company’s strategic investments

•                  Adjusted net loss attributable to ATA Inc. excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) of RMB2.7 million (US$0.4 million), compared to adjusted net income attributable to ATA Inc. of RMB36.7 million

•                  Basic and diluted losses per ADS attributable to ATA Inc. were both RMB0.42 (US$0.06). Basic and diluted losses per ADS attributable to ATA Inc. excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Fiscal Year 2017 were both RMB0.12 (US$0.02).

•                  Delivered approximately 12.1 million billable tests, compared to 10.3 million billable tests in Fiscal Year 2016

•                  RMB222.4 million (US$32.3 million) in cash and cash equivalents as of March 31, 2017

Fourth Quarter 2017 Financial and Operating Highlights (percentage changes and comparisons against the fiscal fourth quarter ended March 31, 2016 (“Fourth Quarter 2016”)

•                  Net revenues were RMB36.9 million (US$5.4 million), compared to RMB44.7 million, primarily due to a change in timing of the National Tax Adviser Occupational Qualification Exam (“CTA exam”), which was held in November of Fiscal Year 2017 as opposed to February of Fiscal Year 2016. Excluding the CTA exam, which contributed RMB18.7 million in revenues in Fourth Quarter 2016, Fourth Quarter 2017 net revenues increased 41.9% from the prior-year period as a result of increased exam volumes from ATA’s other exam projects.

•                  Gross profit of RMB16.0 million (US$2.3 million), compared to RMB20.9 million

•                  Loss from operations of RMB23.9 million (US$3.5 million), compared to RMB14.8 million, due to increased labor costs and share-based compensation expenses related to new share options that were issued in January 2017

•                  Net loss attributable to ATA Inc. of RMB53.7 million (US$7.8 million), compared to RMB15.4 million, due to an accrual of RMB22.6 million in dividend withholding taxes, as well as impairment losses associated with the Company’s strategic investments

•                  Adjusted net loss attributable to ATA Inc. excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) of RMB49.8 million (US$7.2 million), compared to RMB14.0 million

•                  Basic and diluted losses per ADS attributable to ATA Inc. were both RMB2.34 (US$0.34). Basic and diluted losses per ADS attributable to ATA Inc. excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Fourth Quarter 2017 were both RMB2.18 (US$0.32).

•                  Delivered approximately 0.7 million billable tests, compared to 0.9 million billable tests in Fourth Quarter 2016

Change in Fiscal Year End

•                  On May 29, 2017, the Board of Directors of the Company approved a change in the Company’s fiscal year end from March 31 to December 31 to better reflect the business cycle of the Company and its subsidiaries as well as to manage and streamline its financial reporting processes by aligning its reporting schedule with its ATA Online subsidiary, which has been listed on the Nationals Equities Exchange and Quotations (also known as the New Third Board) in China since 2015. The Company will file a transition report on Form 20-F after December 31, 2017, to account for the transition period from April 1, 2017, to December 31, 2017 (“Nine-month Transition Period 2017”), to reflect this change.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “In Fiscal Year 2017, ATA had continued success in growing its traditional testing services business, achieving yet another year of record net revenues and billable tests delivered. We delivered approximately 12.1 million billable tests during Fiscal Year 2017, an increase of 17.5% compared to the prior fiscal year. We saw growth in revenue from both existing exams, including the Fund Practitioners Certification Exam and the National Unified Certified Public Accountants (‘CPA’) exam, and new exams, including the Ministry of Housing and Urban-Rural Development (‘MOHURD’) exam and the National Tour Guide Qualification Exam. These successes more than offset the loss of revenue from the Securities Association of China (‘SAC’) exam. We administered and delivered the MOHURD exam in eight provinces in Fiscal Year 2017 and anticipate expanding this exam into new provinces over the next several months. ATA was pleased to work closely with the China National Tourism Administration on the successful delivery of its first National Tour Guide Qualification Exam across 31 provinces, municipalities and autonomous regions in China in November 2016, and we look forward to developing this successful partnership on this exam in the years to come. We also delivered new testing exam projects such as the 2017 campus recruitment exam for the Agricultural Development Bank of China and the Ability Gradation exam for the Jiangsu Provincial Office of State Administration of Taxation, an extension of the CTA exam. We are currently exploring the possibility of expanding this exam nationwide.”

Mr. Ma continued, “We sustained a net loss in Fiscal Year 2017 as a result of an RMB22.6 million accrual in dividend withholding taxes and impairment losses associated with the Company’s strategic investments that fell short of management’s expectations. We continue to closely monitor the developments of our investee companies and are taking a cautious approach when considering new business opportunities that complement ATA’s core competency in testing technologies and online education. We remain confident in the strength of ATA’s business and our ability to generate positive cash flow going forward, and are pleased that the Board has approved a cash dividend that will allow us to return capital to our loyal shareholders.”

Operating Review

In Fourth Quarter 2017, ATA delivered a total of 0.7 million billable tests, compared to 0.9 million billable tests in Fourth Quarter 2016. This decrease was largely because the CTA exam was held in November of Fiscal Year 2017 as opposed to February of Fiscal Year 2016. In Fiscal Year 2017, ATA delivered 12.1 million billable tests, compared to 10.3 million in Fiscal Year 2016. The Company had a network of 3,147 authorized test centers throughout China as of March 31, 2017, which the Company believes is the largest test center network in China operated by a single commercial testing service provider. ATA has delivered a total of approximately 88.4 million billable tests since it began operations in 1999.

GAAP Results

Fiscal Year 2017

For Fiscal Year 2017, ATA’s total net revenues increased 13.2% to RMB472.4 million (US$68.6 million), from RMB417.1 million in Fiscal Year 2016, primarily driven by increased revenue contributions from the testing services business.

Net revenues from the testing services business increased 11.8% to RMB430.1 million (US$62.5 million), from RMB384.8 million in Fiscal Year 2016, primarily due to increased revenue contributions from various exams ATA delivered throughout the year, including the Fund Practitioners Certification Exam and the CPA exam, as well as increased revenues from new testing clients and projects.

Net revenues from the online education services business were RMB7.5 million (US$1.1 million) in Fiscal Year 2017, compared to RMB4.9 million in Fiscal Year 2016.

Other revenues were RMB34.9 million (US$5.1 million) in Fiscal Year 2017, compared to RMB27.4 million in Fiscal Year 2016.

Gross profit for Fiscal Year 2017 increased 11.2% to RMB232.5 million (US$33.8 million), from RMB209.1 million in Fiscal Year 2016. Gross margin was 49.2% in Fiscal Year 2017, compared to 50.1% in Fiscal Year 2016. The decrease in gross margin was primarily due to increased labor costs associated with salary increases, as well as a change in revenue mix.

Operating expenses for Fiscal Year 2017 increased 2.1% to RMB160.7 million (US$23.4 million), from RMB157.4 million in Fiscal Year 2016, primarily due to increased labor and marketing expenses, as well as new business consulting fees.

Income from operations in Fiscal Year 2017 increased 38.8% to RMB71.8 million (US$10.4 million), from RMB51.7 million in Fiscal Year 2016.

Net loss attributable to ATA Inc. for Fiscal Year 2017 was RMB9.7 million (US$1.4 million), compared to net income attributable to ATA Inc. of RMB26.1 million in Fiscal Year 2016. The net loss was primarily due to an accrual of RMB22.6 million in dividend withholding taxes, as well as an RMB32.5 million impairment loss and increased investment losses associated with the Company’s investee companies.

For Fiscal Year 2017, basic and diluted losses per common share attributable to ATA Inc. were both RMB0.21 (US$0.03), compared to basic and diluted earnings per common share attributable to ATA Inc. of RMB0.57 in Fiscal Year 2016. Basic and diluted losses per ADS attributable to ATA Inc. were both RMB0.42 (US$0.06) in Fiscal Year 2017, compared to basic and diluted earnings per ADS attributable to ATA Inc. of RMB1.14 in Fiscal Year 2016.

Fourth Quarter 2017

For Fourth Quarter 2017, ATA’s total net revenues were RMB36.9 million (US$5.4 million), compared to RMB44.7 million in Fourth Quarter 2016. This was primarily due to a change in timing of the CTA exam, which was held in November of Fiscal Year 2017 as opposed to February of Fiscal Year 2016, and was partially offset by increased exam volumes from other exams such as the Fund Practitioners Certification Exam, the Ministry of Housing and Urban-Rural Development exam, and the National Tour Guide Qualification Exam.

Gross profit for Fourth Quarter 2017 was RMB16.0 million (US$2.3 million), compared to RMB20.9 million in Fourth Quarter 2016. Gross margin was 43.3% in the Fourth Quarter 2017, compared to 46.7% in Fourth Quarter 2016. The decrease in gross margin was primarily due to the change in timing of the CTA exam and increased fixed costs associated with share-based compensation expenses and labor costs.

Loss from operations in Fourth Quarter 2017 was RMB23.9 million (US$3.5 million), compared to RMB14.8 million in Fourth Quarter 2016, due to increased labor costs and share-based compensation expenses related to new share options that were issued in January 2017.

Net loss attributable to ATA Inc. for Fourth Quarter 2017 was RMB53.7 million (US$7.8 million), compared to RMB15.4 million in Fourth Quarter 2016, primarily due to the same reasons mentioned in the Fiscal Year 2017 results summary.

For Fourth Quarter 2017, basic and diluted losses per common share attributable to ATA Inc. were both RMB1.17 (US$0.17), compared to RMB0.34 in Fourth Quarter 2016. Basic and diluted losses per ADS attributable to ATA Inc. were both RMB2.34 (US$0.34) in Fourth Quarter 2017, compared to RMB0.68 in Fourth Quarter 2016.

Non-GAAP Measures

Adjusted net loss attributable to ATA Inc. for Fiscal Year 2017, which excludes share-based compensation expense and foreign currency exchange loss (non-GAAP), was RMB2.7 million (US$0.4 million), compared to adjusted net income of RMB36.7 million in the prior fiscal year. Basic and diluted losses per common share attributable to ATA Inc. excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Fiscal Year 2017 were both RMB0.06 (US$0.01).

Basic and diluted losses per ADS attributable to ATA Inc. excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Fiscal Year 2017 were both RMB0.12 (US$0.02), compared to non-GAAP basic and diluted earnings per ADS attributable to ATA Inc. of RMB1.60 in the prior fiscal year.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Dividend of US$0.41 per ADS

ATA also announced that its Board of Directors has declared a dividend of US$0.205 per common share, or US$0.41 per ADS. The total amount of cash distributed in the dividend is expected to be approximately US$10.0 million. The dividend will be paid on or around June 30, 2017, to all shareholders of record as of the close of business on June 12, 2017.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for Fourth Quarter 2017 and for Fiscal Year 2017 was 22.9 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of March 31, 2017, ATA’s cash and cash equivalents were RMB222.4 million (US$32.3 million), working capital was RMB192.9 million (US$28.0 million), and total shareholders’ equity was RMB392.5 million (US$57.0 million); compared to RMB247.7 million, RMB242.1 million, and RMB394.2 million, respectively, as of March 31, 2016.

Guidance for Nine-month Transition Period 2017 and Quarter Ending June 30, 2017

For the quarter ending June 30, 2017, ATA expects net revenues of between RMB91.0 million and RMB96.0 million.

For the nine months ending December 31, 2017, ATA expects net revenues of between RMB490.0 million and RMB510.0 million.

Estimated Financial Results

(RMB in millions)

	Estimated for the nine months ending December 31, 2017	Actual for the nine months ended December 31, 2016
Net Revenues	490.0-510.0	435.4

	Estimated for the quarter ending June 30, 2017	Actual for the quarter ended June 30, 2016
Net Revenues	91.0-96.0	96.8

Mr. Ma concluded, “During the Nine-month Transition Period 2017, ATA expects to leverage the positive momentum we built through our successful new business efforts in Fiscal Year 2017 to continue strengthening our position as the leading provider of testing technologies and delivery services in China. We believe our superior service offerings and dedication to client satisfaction will continue to differentiate ATA from our competitors as we work to deepen client relationships and win new business. In February 2017, we were pleased to announce a partnership with MOOC-CN Investment, which became a strategic investor in ATA’s assessment business subsidiary. By leveraging MOOC-CN Investment’s resources and authority within the education space, we believe the Company will be able to penetrate China’s K-12 education system more quickly.”

These are ATA’s current projections, which are subject to change. You are cautioned that the operating results in Fourth Quarter 2017 and Fiscal Year 2017 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 p.m. Eastern Time on Thursday, June 1, 2017, during which management will discuss the results of Fourth Quarter 2017 and Fiscal Year 2017. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (888) 419-5570
International (Toll):	+1 (617) 896-9871

	Toll-Free	Local Access
China:	(800) 990 1344	(400) 881 1630
Hong Kong:	(800) 96 3844	3002 1672

Participant Passcode:                                        77449774

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.atai.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/21040.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, asset management, insurance, and accounting. As of March 31, 2017, ATA’s test center network comprised 3,147 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 88.4 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the quarter ending June 30, 2017 and nine months ending December 31, 2017 and statements regarding market demand and trends, the delivery of and expansion of region coverage for various new exams including the Qualification Exam for Housing and Urban-Rural Construction Field Professionals, the anticipated benefits of listing of ATA Online on the New Third Board and the completion of its private placement transaction, the plan of investment in the K-12 education assessment and recruitment sectors, the anticipated benefits of investment by a strategic investor in ATA Learning Data & Technology (Beijing) Limited and the Company’s future growth and results of operations.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2016, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2016.

The preliminary results for Fourth Quarter 2017 and Fiscal Year 2017 remain subject to the finalization of the Company’s year-end closing and reporting processes.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for Fourth Quarter 2017 and Fiscal Year 2017 ended March 31, 2017, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.8832 to US$1.00, the noon buying rate as of March 31, 2017, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gains or losses, which may not be indicative of its operating performance.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gains or losses and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gains or losses have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x 5518	415-568-2266
amytung@atai.net.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,	March 31,
	2016	2017	2017
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	247,667,737	222,448,413	32,317,587
Accounts receivable, net	50,552,034	56,161,255	8,159,178
Receivable due from shareholder	10,000,000	10,000,000	1,452,813
Prepaid expenses and other current assets	8,268,380	7,335,824	1,065,758
Total current assets	316,488, 151	295,945,492	42,995,336

Long-term investments	50,685,846	88,891,687	12,914,297
Property and equipment, net	57,229,727	51,868,914	7,535,581
Goodwill	31,011,902	32,523,983	4,725,125
Intangible assets, net	750,895	11,326,513	1,645,530
Restricted cash	—	30,000,000	4,358,438
Other assets	14,294,609	9,283,527	1,348,722
Total assets	470,461,130	519,840,116	75,523,029

Current liabilities:
Accrued expenses and other payables	57,739,627	89,358,847	12,982,166
Short term loans	—	3,449,650	501,170
Deferred revenues	16,612,164	10,221,897	1,485,050
Total current liabilities	74,351,791	103,030,394	14,968,386

Deferred revenues	1,878,751	1,731,622	251,572
Deferred income tax liabilities	—	22,620,872	3,286,389
Total liabilities	76, 230,542	127,382,888	18,506,347

Shareholders’ equity:
Common shares	3,530,704	3,533,912	513,411
Treasury shares	(27,737,073)	(27,737,073)	(4,029,677)
Additional paid-in capital	395,876,282	402,631,430	58,494,803
Accumulated other comprehensive loss	(25,174,129)	(25,069,771)	(3,642,168)
Retained earnings	47,734,804	38,018,802	5,523,420
Total equity attributable to ATA Inc.	394,230,588	391,377,300	56,859,789
Noncontrolling interests	—	1,079,928	156,893
Total shareholders’ equity	394,230,588	392,457,228	57,016,682
Total liabilities and shareholders’ equity	470,461,130	519,840,116	75,523,029

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three-month Period Ended
	March 31,	March 31,	March 31,
	2016	2017	2017
	RMB	RMB	USD
Net revenues:
Testing services	38,212,400	27,507,258	3,996,289
Online education services	258,568	392,459	57,017
Other revenue	6,266,523	9,049,573	1,314,734
Total net revenues	44,737,491	36,949,290	5,368,040
Cost of revenues	23,850,016	20,967,271	3,046,152
Gross profit	20,887,475	15,982,019	2,321,888

Operating expenses:
Research and development	9,150,192	10,110,509	1,468,867
Sales and marketing	10,815,017	10,576,272	1,536,534
General and administrative	17,464,420	18,501,708	2,687,952
Provision for (reversal of) doubtful accounts	(1,753,334)	695,032	100,975
Total operating expenses	35,676,295	39,883,521	5,794,328
Loss from operations	(14,788,820)	(23,901,502)	(3,472,440)

Other income (expense):
Share of net loss of equity
method investments	(3,246,515)	(4,252,620)	(617,826)
Impairment loss of long-term investments	—	(10,594,761)	(1,539,220)
Interest expense	—	(28,630)	(4,159)
Interest income	1,111,713	1,462,406	212,460
Foreign currency exchange gain (loss), net	(3,752)	2,949	428
Total other loss	(2,138,554)	(13,410,656)	(1,948,317)
Loss before income taxes	(16,927,374)	(37,312,158)	(5,420,757)

Income tax benefit (expense)	1,556,133	(16,601,147)	(2,411,836)
Net loss	(15,371,241)	(53,913,305)	(7,832,593)
Net loss attributable to noncontrolling interests	—	(219,404)	(31,875)
Net loss attributable to ATA Inc.	(15,371,241)	(53,693,901)	(7,800,718)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(99,062)	(70,558)	(10,251)
Comprehensive loss	(15,470,303)	(53,764,459)	(7,810,969)

Basic and diluted losses per common share attributable to ATA Inc.	(0.34)	(1.17)	(0.17)

Basic and diluted losses per ADS attributable to ATA Inc.	(0.68)	(2.34)	(0.34)

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended
	March 31,	March 31,	March 31,
	2016	2017	2017
	RMB	RMB	USD
Net revenues:
Testing services	384,799,721	430,056,696	62,479,181
Online education services	4,896,879	7,462,036	1,084,094
Other revenue	27,443,369	34,866,984	5,065,519
Total net revenues	417,139,969	472,385,716	68,628,794
Cost of revenues	208,017,208	239,852,504	34,846,075
Gross profit	209,122,761	232,533,212	33,782,719

Operating expenses:
Research and development	36,529,145	43,430,385	6,309,621
Sales and marketing	42,645,682	47,823,235	6,947,820
General and administrative	78,341,173	68,778,028	9,992,159
Provision for (reversal of) doubtful accounts	(127,852)	694,460	100,892
Total operating expenses	157,388,148	160,726,108	23,350,492
Income from operations	51,734,613	71,807,104	10,432,227

Other income (expense):
Share of net loss of equity method investments	(8,829,140)	(16,121,334)	(2,342,128)
Impairment loss of long-term investments investment	—	(32,499,372)	(4,721,550)
Gain from disposal of long-term investment	—	1,600,000	232,450
Interest expense	—	(75,918)	(11,029)
Interest income	3,572,711	3,989,868	579,653
Foreign currency exchange loss, net	(1,505,518)	(72,769)	(10,572)
Total other loss	(6,761,947)	(43,179,525)	(6,273,176)
Income before income taxes	44,972,666	28,627,579	4,159,051

Income tax expense	(18,921,479)	(38,596,986)	(5,607,419)
Net income (loss)	26,051,187	(9,969,407)	(1,448,368)
Net loss attributable to noncontrolling interests	—	(253,405)	(36,815)
Net income (loss) attributable to ATA Inc.	26,051,187	(9,716,002)	(1,411,553)

Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes	2,002,553	104,358	15,161
Comprehensive income (loss)	28,053,740	(9,611,644)	(1,396,392)

Basic and diluted earnings (losses) per common share attributable to ATA Inc.	0.57	(0.21)	(0.03)

Basic and diluted earnings (losses) per ADS attributable to ATA Inc.	1.14	(0.42)	(0.06)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Year Ended
	March 31,	March 31,	March 31,	March 31,
	2016	2017	2016	2017
	RMB	RMB	RMB	RMB

GAAP net income (loss) attributable to ATA Inc.	(15,371,241)	(53,693,901)	26,051,187	(9,716,002)
Share-based compensation expenses	1,408,535	3,878,061	9,164,822	6,958,403
Foreign currency exchange loss (gain), net	3,752	(2,949)	1,505,518	72,769
Non-GAAP net income (loss) attributable to ATA Inc.	(13,958,954)	(49,818,789)	36,721,527	(2,684,830)

GAAP earnings (losses) per common share attributable to ATA Inc.
Basic and diluted	(0.34)	(1.17)	0.57	(0.21)

Non-GAAP earnings (losses) per common share attributable to ATA Inc.
Basic and diluted	(0.31)	(1.09)	0.80	(0.06)